UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70482

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 AND ENDING 12/31/24
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Rhoda and Co LLC (dba Henries Securities)**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
1667 Saint Marks Avenue
(No. and Street)

Brooklyn	NY	11233
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ana R. Carter	813-442-1645	ana@henriesco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company, CPA's, P.C.
(Name – if individual, state last, first, and middle name)

3535 Roswell Rd., Ste 32	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

06/25/2009	1952
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Eda Henries _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Rhoda and Co LLC (dba Henries Securities) _____, as of 12/31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

[Notary seal: ELROY M PHILLIPS, NOTARY, NO. 01PH6073863, QUALIFIED IN KINGS COUNTY, COMM. EXP. 04-29-2026, PUBLIC, STATE OF NEW YORK]

Signature: *[signature]*

Title: President & CEO

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Rhoda and Co LLC (dba Henries Securities)

AUDITED FINANCIAL STATEMENTS

December 31, 2024

Rhoda and Co LLC (dba Henries Securities)

CONTENTS

Page(s)

Report of Independent Registered Public Accounting Firm 3

Statement of Financial Condition 4

Statement of Operations 5

Statement of Changes in Member's Equity 6

Statement of Cash Flows 7

Notes to Financial Statements 8 – 10

Supplementary Schedules:

Computation of Net Capital Pursuant to Uniform Net
Capital Rule 15c3-1 11

Computation for Determination of the Reserve Requirements and
Information Relating to Possession or Control Requirements for
Brokers and Dealers Pursuant to SEC Rule 15c3-3 12

Report of Independent Registered Public Accounting Firm
on the Company's Exemption Report including Management's
Statement 13

Report of Independent Registered Public Accounting Firm

To the Management and Member of
Rhoda and Co LLC, (dba Henries Securities)

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Rhoda and Co LLC, (dba Henries Securities) as of December 31, 2024, the related statements of operations, changes in member's equity and cash flows for year ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Rhoda and Co LLC, (dba Henries Securities) as of December 31, 2024, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Rhoda and Co LLC, (dba Henries Securities)'s management. Our responsibility is to express an opinion on Rhoda and Co LLC, (dba Henries Securities)'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule's I- Computation of Net Capital Under SEC Rule 15c3-1, Schedule II-Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 (exemption) and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of Rhoda and Co LLC, (dba Henries Securities)'s financial statements. The supplemental information is the responsibility of Rhoda and Co LLC, (dba Henries Securities)'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2021.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
March 25, 2025

Rhoda and Co LLC (dba Henries Securities)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS
Current assets:

Cash and cash equivalents	$	25,165
Accounts receivable		17,500
Total current assets		42,665

Other assets:

Prepaid expenses and deposits		1,084
Total other assets		1,084

TOTAL ASSETS	$	43,749

LIABILITIES AND MEMBER'S EQUITY
Current liabilities:

Accounts payable and accrued expenses	$	3,937
Related party payable		797
Total current liabilities		4,734
Member's Equity		39,015
Total member's equity		39,015

TOTAL LIABILITIES AND MEMBER'S EQUITY	$	43,749

Rhoda and Co LLC (dba Henries Securities)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2024

REVENUES:		
Advisory and due diligence fees	$	176,280
Interest income		1
Total revenues		176,281
EXPENSES:		
Compensation		8,261
Travel and entertainment		19,023
Regulatory fees and expenses		3,688
Occupancy and equipment		2,339
Communication and data processing		8,798
Professional fees		103,840
Other operating expenses		7,659
Total expenses		153,608
NET INCOME	$	22,673

Rhoda and Co LLC (dba Henries Securities)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024

BALANCE, December 31, 2023	$	**53,742**
Contributions		10,100
Distributions		(47,500)
Net Income		22,673
BALANCE, December 31, 2024	$	**39,015**

Rhoda and Co LLC (dba Henries Securities)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	22,673
Adjustments to reconcile net loss to net cash		
provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable		15,000
Related party receivables / payables		11,885
Prepaid expenses and deposits		253
Accounts payable and accrued expenses		(4,546)
Net cash provided by operating activities		45,265
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions		10,100
Capital distributions		(47,500)
Net cash used by financing activities		(37,400)
NET CHANGE IN CASH AND CASH EQUIVALENTS		7,865
BEGINNING BALANCE, December 31, 2023		17,300
ENDING BALANCE, December 31, 2024	$	25,165

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Rhoda and Co LLC, dba Henries Securities, (the "Company") is a limited liability company which was formed in the State of a New York on September 26, 2019 and became a fully owned subsidiary of Henries & Co. Global LLC (the "Parent") on October 4, 2021. The Company was approved on July 26, 2021 as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC").

The Company is engaged in the business of providing corporate advisory services including mergers and acquisitions, and private placement of securities.

Revenue Recognition

The Company records advisory and due diligence revenue when earned in accordance with an executed engagement agreement and upon satisfaction of its performance obligations under ASU 2014-09 and amendments known as ASC 606 – Revenue from Contracts with Customers. The Company earns its revenue from the transfer of securities related to Mergers and Acquisitions and Private Placements in accordance with an executed engagement agreement.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid instruments with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is formed as a single member limited liability company and as such, its operations are included in the Parent Company's tax returns. Earnings and losses of the Company are passed through to the Parent Company's members. Accordingly, the financial statements do not include a provision for income taxes.

The Company has addressed the provisions of ASC 740-10, Accounting for Income Taxes. In that regard, the Company has evaluated its tax positions, expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings and believes that no provision for income taxes is necessary at this time to cover any uncertain tax positions.

NOTE 2 - *NET CAPITAL REQUIREMENTS*

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2024, the Company had net capital and net capital requirements of $20,431, and $5,000 respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.2317 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.

NOTE 3 - *COMMITMENTS AND CONTINGENCIES*

The Company can be subject to litigation, arbitration settlements, and regulatory assessments which arise in the ordinary course of business as a registered capital acquisition broker. The Company recognizes a liability and expense for any such matters at the time exposure to loss is more than remote and an amount of the loss is reasonable determinable. In the opinion of management, there are no outstanding matters at December 31, 2024 requiring contingent loss recognition.

NOTE 4 - *CONCENTRATION OF CREDIT RISK*

The Company maintains its cash in bank deposit accounts at high quality financial institutions. The balances, at time, may exceed the Federal Deposit Insurance Corporation's (the "FDIC") current $250,000 limit. At December 31, 2024, the Company did not exceeded the federally insured limit.

NOTE 5 - *SUBSEQUENT EVENTS*

The Company has performed an evaluation of subsequent events through March 25, 2025, the date the financial statements were available to be issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

The Company is evaluating new accounting standards and will implement as required.

NOTE 6 - *BASIS OF ACCOUNTING*

The Company's financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the US and as required by FINRA and the SEC.

NOTE 7 -   SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of a single service – investment banking. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 83 percent of its total revenues from a single external customer in 2024.

NOTE 8 -   RELATED PARTY

The Company had a short-term loan receivable from its founder, who owns 100% of the parent, loaned during 2023 and due December 31, 2024. The loan carried an interest rate of 1%. The loan was repaid in 2024 and the amount receivable at December 31, 2024 was $0. The related party receivable at December 31, 2023 was $11,088. The Company has a payable of $797 to its founder for various travel reimbursements.

NOTE 9 -   ACCOUNTS RECEIVABLE

The Company's accounts receivable is carried at estimated net realizable value and due upon receipt. Ownership believes all accounts receivable as of December 31, 2024 is collectible. Accordingly, no valuation allowance is considered necessary. The Company had $32,500 in accounts receivable as of January 1, 2024.

SUPPLEMENTARY INFORMATION

Rhoda and Co LLC (dba Henries Securities)

SCHEDULE I – RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART II FILING DECEMBER 31, 2024

COMPUTATION OF NET CAPITAL

Total ownership equity from Statement of Financial Condition	$	39,015
Deduct ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital		
Deductions and/or charges:		
Non-allowable assets from Statement of Financial Condition:		
Accounts receivable		(17,500)
Prepaid expenses and deposits		(1,084)
Other deductions and/or charges		-
Other additions and/or credits		-
Net capital before haircuts on securities positions		20,431
Net capital	$	20,431

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required based on aggregate indebtedness	$	316
Minimum dollar net capital requirement of reporting broker-dealer		5,000
Net capital requirement (greater of above)		5,000
Excess net capital	$	15,431
Net capital less the greater of 10% of aggregate indebtedness or 120% of minimum		
dollar net capital requirement of reporting broker-dealer	$	14,431

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregated indebtedness liabilities from Statement of Financial Condition:	$	4,734
Add:		
Drafts for immediate credit		-
Market value of securities borrowed for which no equivalent value is paid or credited		-
Other unrecorded amounts		-
Total aggregate indebtedness	$	4,734
Percentage of aggregate indebtedness to net capital		23.17%

See Report of Independent Registered Public Accounting Firm

There are no material differences between the preceding calculation and the Company's corresponding unaudited Part II A of Form X-17A-5 as of December 31, 2024.

Rhoda and Co LLC (dba Henries Securities)

Schedule II – Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3
As of December 31, 2024

The Firm does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3; and the Firm is filing this Exemption Report in reliance on Footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Firm has no obligation under SEC Rule 15c3-3 because it does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; does not carry accounts of or for customers; and does not carry PAB accounts. The Firm conducts business activities as an outsourced trader for institutional asset managers. We do not accept customer funds or securities and will not have possession of any customer funds or securities in connection with our activities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member of
Rhoda and Co (dba Henries Securities)

We have reviewed management's statements for the year ended December 31, 2024, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Rhoda and Co (dba Henries Securities) (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to include engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB.. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December, 31 2024, without exception.

Rhoda and Co (dba Henries Securities)'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Rhoda and Co LLC, (dba Henries Securities) 's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
March 25, 2025

EXEMPTION REPORT

Rhoda and Co LLC, dba Henries & Co, ("Company") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB, and the company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent year without exception.

I, Eda Henries, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

_____
Authorized Signature

President
_____
Title

January 14, 2025
_____
Date